
SMOKINGHOT JUSTICE
STAKES-WINNING STATE-BRED FILLY TAKES AIM AT INDIANA CHAMPIONS DAY

$250 INVEST
Offering Memorandum
OFFERED BY DALMORE

"LOOKS LIKE A **MAJOR PLAYER** IN THE UPCOMING RACES AT **HORSESHOE INDY!**"

- BRIAN DIDONATO
DIRECTOR OF RACING OPERATIONS


1ST IN $104K MISS INDIANA STAKES


Filly
FOALED
04/22/2026


Trainer
AARON WEST


INDIANAPOLIS
7
5
4
2
1
Circuit
INDIANA

MyRacehorse makes its first foray into the Indiana-bred racing market with an already-proven stakes filly pointing for Indiana Champions Day at Horseshoe this October.

READ FULL OVERVIEW HERE

Meet Smokinghot Justice, a sophomore daughter of Hoosier sire Harry's Holiday trained by successful young conditioner Aaron West.

The bay earned her first black-type when third in the stakes race for Indiana-sired juvenile fillies on last year's Indiana Champions Day card, and then stretched out around two turns that November to annex the Miss Indiana Stakes.

Given the winter off as is typical for Indiana-breds during Horseshoe's off season, she resurfaced in June in a two-turn allowance–not an easy task off the bench–and tired to fourth.

After that tightener, Smokinghot Justice showed off her versatility when testing the turf in the Aug. 22 Ellen's Lucky Star H. Making the lead early that day around the turn for home, she lost a head bob at the wire while earning her career-best 72 Beyer Speed Figure and likely running the best race of that bunch.

Smokinghot Justice will now have two more potential opportunities this season to rack up significant earnings in restricted company, both over the same track and trip as her Miss Indiana Stakes score last term.

First up is the $125,000 ITOBA Stallion Season Fillies S. on Sept. 30, for which last year's 8 ¾-length winner earned just a 68 Beyer. The main focus comes a few weeks later in the $150,000 Lady Fog Horn H. for Indiana-bred and sired 3-year-old fillies on the biggest day for the state's breeding and racing industry, Indiana Champions Day. Last year's Lady Fog Horn winner earned a 64 Beyer–again well below the number Smokinghot Justice earned last time out.

Indiana-based trainer Aaron West, who as of this writing boasts both a lifetime and 2026 win rate of 21%, has enjoyed success throughout the region, but has done some of his best work with Indiana-breds, like $444,314 earner Marina's Legacy, $365,445 earner Goodlookinjustice and $247,063 earner Royal Justice.

Smokinghot Justice is a product of Justice Farm, named the Indiana Thoroughbred Breed Development Program's Breeder of the Year in each of the last five years.

A ¾-brother to super sire Into Mischief, Harry's Holiday is a stakes winner and graded stakes-placed son of Harlan's Holiday who competed in the 2014 Kentucky Derby. Smokinghot Justice's broodmare sire Hard Spun is responsible for the dams of six highest-level winners worldwide, 30 graded/group winners and 69 stakes winners. The filly hails from the same female family as the richest Indiana-bred filly or mare in history in Corningstone, as well as that one's multiple stakes-winning half sister Ice Cold.


HARRY'S HOLIDAY
HARLAN'S HOLIDAY
DAISY MASON
FIREBALL KATIE
HARD SPUN
SOVEREIGN CRISIS

SEE FULL PEDIGREE HERE

## MEDIA



## DETAILS

WORKOUTS | RESULTS

| DATE | TIME | RANK | TR. | DIST. | SF |
|---|---|---|---|---|---|
| 2026-08-15 | 48.80 | 33/77 | IND | 4F | Dirt |
| 2026-08-05 | 50.00 | 31/41 | IND | 4F | Dirt |
| 2026-07-29 | 48.00 | 5/60 | IND | 4F | Dirt |

## FINANCIALS

| SHARE PRICE | TOTAL OFFERING | HORSE EQUITY PER SHARE | HORSE EQUITY OFFERED |
|---|---|---|---|
| $250 | $225,000 | 0.0667% | 60% |


$77.62
$98.00
$31.25
$5.63
$37.50

ASSET COST –

**Includes the initial purchase price of the horse plus relevant sales tax and the associated bloodstock fee. Series Smokinghot Justice owns 60% of the underlying asset, which was purchased privately for $140,000, plus a 5% bloodstock fee. Series Smokinghot Justice consists of 900 shares.**

BROKERAGE FEE +

MANAGEMENT AND DUE DILIGENCE FEE +

ORGANIZATIONAL AND EXPERIENTIAL FEE +

OPERATING EXPENSE RESERVE +

The target raise for this offering is $56,250.00, and the maximum raise is $225,000.00. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $225,000
Funds Raised

$250 INVEST
Offering Memorandum
OFFERED BY DALMORE

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